Exhibit 99.1

Media Release (Code: ASX: IMM; NASDAQ: IMMP)

3 September 2018

PROGRESS TOWARDS CLINICAL DEVELOPMENT OF IMP761

– A LAG-3 AGONIST ANTIBODY

SYDNEY, AUSTRALIA – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep”, the “Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune disease, announces that it will commence cell line development and the associated manufacturing steps for IMP761, an immunosuppressive agonist antibody to LAG-3.

This signals the advancement of IMP761 towards Good Manufacturing Practice (GMP) manufacturing and clinical development for the treatment of autoimmune diseases by Immutep and follows new and encouraging preclinical results that demonstrate the immunosuppressive activity of IMP761 in vivo.

CTLA-4, PD-1 and LAG-3 are all important and clinically validated target molecules for the treatment of advanced cancer patients with immune checkpoint inhibitors (ICI). IMP761 is the first agonist antibody targeting one of these immune checkpoints to specifically down-regulate the few self-antigen overreacting T cells that cause many autoimmune diseases, such as inflammatory bowel diseases, rheumatoid arthritis, and multiple sclerosis.

Dr. Frédéric Triebel said “We are very excited about the current preclinical in vivo cynomolgus monkey results for IMP761. It was important for us to have this data in hand to confirm IMP761’s in vivo suppressive activity on an antigen-driven T cell response in tissues before entering into the first steps of GMP manufacturing and moving towards the clinical development of this LAG-3 agonist antibody. Our aim for the clinical development of IMP761 is to address the root cause of autoimmune diseases by suppressing these few overactive T cells though a physiological mechanism (LAG-3 inhibitory signalling into activated T cells), rather than just treating the consequences of this overactivation, such as by reducing inflammation.”

Immutep CEO, Mr Marc Voigt commented “IMP761 is a first-in-class product candidate that has the potential to address the underlying cause of most autoimmune diseases. As leaders in the LAG-3 space, we are very excited to be moving forward with this innovative program and I believe Immutep is well positioned to translate the science and pre-clinical evidence we are seeing for IMP761 into a revolutionary therapeutic approach for autoimmune diseases.”

Immutep intends to present its new preclinical results for IMP761 at a scientific forum in due course.

About IMP761

IMP761 is a humanised IgG4 monoclonal antibody that has been developed by staff in Immutep’s laboratory in Paris. A patent application has been filed to provide protection for this antibody.

Inflammatory and autoimmune diseases are characterised by activated T cells that react against the patients’ own tissues. They fail to switch off when they should and therefore cause tissue destruction or inflammatory responses. Using an agonist antibody that targets the LAG-3 receptor on the activated T cell is expected to result in an inhibitory signal being delivered directly into the T cell to stop it from continuing to proliferate and react against a patient’s own tissues.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemo-immunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of Efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869). Additional LAG-three products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com